UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

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RICHARD NEAL FRANK on behalf of himself and	)
others similarly situated,	)
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Plaintiff,	)
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v.	)	CLASS ACTION COMPLAINT
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SUSAN BAYH, GARY KASEFF, RICHARD	)
LEVENTHAL, PETER LUND, GREG	)	C.A. No.
NATHANSON, JEFFREY H. SMULYAN,	)
LAWRENCE SORREL, PATRICK WALSH, and	)
EMMIS COMMUNICATIONS CORPORATION,	)
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Defendants.	)
)
)
INTRODUCTION
     1. This is a class action brought by Plaintiff Richard Neal Frank, a holder of the common and preferred stock of Emmis Communications Corporation (“Emmis” or the “Company”), on behalf of himself and others similarly situated excluding the Emmis Board of Directors, their affiliates and families (the “Class”), against the Company and the members of the Company’s Board of Directors (the “Board” or the “Individual Defendants”) arising out of their violations of §§14(a) and 20(a) of the Securities Exchange Act of 1934 (the “1934 Act”) and Securities and Exchange Commission (“SEC”) Rule 14a-9 promulgated thereunder in connection with the May 27, 2010, dissemination of a false and materially misleading preliminary proxy statement (the “May 27th Preliminary Proxy”), amended on June 23, 2010, (the “June 23rd Preliminary Proxy”) and further amended on July 1, 2010, (the “July 1st Preliminary Proxy”) (together “the Emmis Preliminary Proxies”) along with the June 2, 2010, dissemination of a false and materially misleading tender offer recommendation (the “TO Recommendation”) and the amendments added thereto on July 1, 2010, and July 7, 2010, in connection with the proposed “going private” transaction with JS Acquisition Inc., (“JS Acquisition”) (“Proposed Transaction”).
     2. On April 26, 2010, the Company issued a press release announcing the Proposed Transaction, which entailed JS Acquisition and Alden Global Capital (“Alden}”) purchasing all the outstanding shares of Class A common stock of Emmis (aside from the shares owned by JS Acquisition, Jeffrey H. Smulyan and his affiliates) for $2.40 per share, the passing of certain proposed amendments to the terms of the preferred stock, and the subsequent exchanging of all of the outstanding shares of preferred stock for newly issued 12% senior subordinated notes due in 2017.
     3. The Proposed Transaction is the product of an unfair sales process that seeks to: (i) divest the Company’s public shareholders of their valuable investment in the Company at an unfair price, and (ii) deprive the preferred shareholders of their right to elect two directors. In an attempt to secure shareholder support for the unfair Proposed Transaction, on May 27, 2010, Emmis filed with the SEC the materially false and misleading May 27th Preliminary Proxy Statement on Schedule 14A and subsequently, on June 2, 2010, filed with the SEC the TO Recommendation on Schedule 14D-9, which contained several material misrepresentations and omissions. The Defendants attempted to remedy the misleading nature of the previous filings by twice amending the May 27th Preliminary Proxy, first by filing the June 23rd Preliminary Proxy and then by filing the July 1st Preliminary Proxy. Despite the numerous filings, the Defendants still omit and/or misrepresent material information necessary for Emmis shareholders to make an informed decision regarding the Proposed Transaction.

     4. The Emmis Preliminary Proxies and the TO Recommendation omit and/or misrepresent material information about the unfair sales process, the adequacy of the consideration offered in the Proposed Transaction, and the value of the Company’s assets as a stand-alone entity. Thus, the information disseminated provides an inadequate and incomplete basis for the shareholders to evaluate the terms of the Proposed Transaction and denies them the right to conduct their own independent analysis.
     5. Specifically, the Preliminary Proxies and the TO Recommendation omit and/or misrepresent the following material information in contravention of §§14(a) and 20(a), including, but not limited to:
a.	Why the Defendants, given the absence of their own assessment, decided against providing the Preferred Shareholders with a recommendation from a financial advisor;

b.	Why the Defendants did not provide an adequate explanation for the failure to produce any useful projections concerning Emmis’ future performance;

c.	Whether the Defendants and/or their financial advisors conducted a proper market check to assist in determining the valuation of the Company;

d.	Whether the Defendants ever considered Cumulus Media Inc., as a potential strategic partner for Emmis;

e.	Why the Defendants sought an increase in shareholder consideration and why the Defendants settled for the price offered by JS Acquisition when there was sentiment that such a price was inadequate;

f.	Why the Defendants opted not to include the customary 1-day closing price and premium calculations; and

g.	Why the Defendants opted to exclude certain comparable companies from their Comparable Company Analysis.
     6. The foregoing information is material to the impending decision of the Company’s shareholders whether to vote in favor of the Proposed Transaction. As such, Defendants’ violations of §§14(a) and 20(a) threaten shareholders with a merger, which will result in Emmis shareholders receiving inadequate compensation and causing great financial harm to Plaintiff and the Class.
JURISDICTION AND VENUE
     7. This Court has jurisdiction over all claims asserted herein pursuant to §27 of the 1934 Act for violations of §§14(a) and 20(a) of the 1934 Act and SEC Rule 14a-9 promulgated thereunder.
     8. Venue is proper in this District because Morgan Stanley, the financial advisor to Emmis, is headquartered in this District and therefore much of the formation and financial information of the Proposed Transaction is located in this District. Plaintiff’s claims arose in this District, where most of the actionable conduct took place, where most of the documents are electronically stored and where the evidence exists. This Court has personal jurisdiction over Defendants by virtue of their regular and substantial business transactions within the Southern District of New York, which include the presence of an Emmis office at 395 Hudson Street — 7th floor, New York, NY 10014, and the Defendants relationships’ with Morgan Stanley and Alden, both of which have their primary office locations in this District.
PARTIES
     9. Plaintiff, Richard Neal Frank, a resident of California, has been a shareholder of Emmis at all times relevant hereto, and continues to be a shareholder of Emmis.

     10. Defendant Emmis is a corporation duly organized and existing under the laws of the State of Indiana. The Company maintains its principal executive offices at One Emmis Plaza, 40 Monument Circle, Indianapolis, Indiana 46204. Emmis owns and operates radio and magazine entities in large and medium sized markets throughout the U.S. Emmis is the 9th largest radio group in the U.S (based on listeners), and operates Network Indiana in Indianapolis; and WTHI (99.9 FM) and WWVR (105.5 FM) in Terre Haute, Indiana. Emmis maintains an office at 395 Hudson Street — 7th floor, New York, NY 10014, and transacts significant business from that location. Additionally, Emmis hired New York-based Morgan Stanley as its financial advisor for the Proposed Transaction
     11. Emmis had 32,905,904 Class A common shares, 4,930,680 Class B common shares and approximately 2,800,000 preferred shares outstanding on April 30, 2010. EMMIS stock trades on the NASDAQ under the symbol “EMMS.”
     12. Defendant Jeff Smulyan founded Emmis in 1979 and is the Chairman, Chief Executive Officer and President of the Company. He previously owned the Seattle Mariners Major League Baseball team. Smulyan owns all the Class B shares and as of May 17, 2010, when combined with his Class A holdings and shares of those connected to vote with him, Smulyan is entitled to 69.3% of the shareholder vote.
     13. Defendant Susan Bayh has been a director of the Company since June 1994.
     14. Defendant Gary Kaseff was the Company’s Executive Vice President and General Counsel until his resignation in March 2009. He remains employed by Emmis and has been a director since 1994. Previously, he was President of the Seattle Mariners Major League Baseball team when owned by defendant Smulyan.
     15. Defendant Richard Leventhal has been a director of the Company since 1992.

     16. Defendant Peter Lund has been a director of the Company since 2002. He was formerly Chairman and Chief Executive Officer of EOS International, Inc., a holding company.
     17. Defendant Greg Nathanson was the Company’s Television Division President before resigning in October 2000. He has been a director of the Company since 1998.
     18. Defendant Lawrence Sorrel has been a director of the Company since 1993.
     19. Defendant Patrick Walsh became Executive Vice President and Chief Financial Officer of Emmis in September 2006 and added the position of Chief Operating Officer in December 2008. He has been a director of the Company since December 2008.
     20. The defendants identified in 12 through 19 may be collectively referred to herein as the “Individual Defendants”, and together with Emmis as the “Defendants.”
NON-PARTIES
     21. The acquirer, JS Acquisition, is a corporation duly organized and existing under the laws of the State of Indiana, formed by defendant Smulyan and owned by defendant Smulyan and JS Acquisition LLC.
     22. JS Acquisition, LLC (“JS Parent”) is a newly-formed Indiana limited liability company that is wholly owned by Defendant Smulyan.
     23. Alden is a private investment partnership with over $3 billion in assets under management located at 885 Third Avenue, New York, New York 10022. An Alden managing director, Eli Combs, was employed at EOS International, Inc., a holding company that Defendant Lund formerly headed as Chairman and Chief Executive Officer. Alden owns about 10.4% of the Class A common stock and 42% of the preferred shares of the Company. Since January 4, 2010, Alden has acquired approximately 615,519 shares of Emmis preferred stock.
     24. Morgan Stanley is a preeminent financial advisor to companies, governments and individual investors. Emmis hired Morgan Stanley to serve as its financial advisor for the

Proposed Transaction. Morgan Stanley’s principal executive office is located in this District at 1585 Broadway, New York, NY 10036.
BACKGROUND TO THE DISSEMINATION OF THE
MATERIALLY MISLEADING PROXY
Background Information on Emmis
     25. In 1979, Emmis Communications Corporation (formerly Emmis Broadcasting) was formed and incorporated in Indiana when Founder and Chairman Smulyan purchased a small FM station in Shelbyville, Indiana.
     26. The Company went public in 1994, although Smuylan still maintained a majority of the voting power, and now owns and operates radio stations in the nation’s largest markets.
     27. In 1998, the Company diversified by entering the publishing and television businesses, and decided to change its name to better reflect its disparate operations.
     28. In 2006, Defendant Smulyan sought to take the Company private again, making an offer of $15.25 per share for a deal valued at approximately $567 million. In response to the offer, Emmis formed a special committee to evaluate the offer. However, the negotiations broke down and Smulyan withdrew the offer because Smulyan and the special committee could not reach an agreement on a proposal to bring to a shareholder vote. The Associated Press reported that upon withdrawing his bid, Smulyan promised to block any other bid for the Company.
     29. On September 28, 2009, the article “Emmis executive high on company’s outlook, despite NASDAQ threat” appeared in the Indianapolis Business Journal, Defendant Walsh stated he was confident that the Company’s stock had bottomed out at a low of $0.24 per share on July 24, 2009, and was “hopeful” that the Company’s own operating performance would result in the Company’s stock continued rise.

     30. On or about October 9, 2009, Defendant Smuylan wrote a letter to the Emmis employees describing the improvements made by the Company and expressing his belief that a brighter future was coming. The letter stated in pertinent part:
For the last few months, we’ve seen sequential improvements in our domestic radio performance. While we’re still behind year-to-year, we’re making gains. In Ql, we were down 27 percent from the previous year; in Q2, we were down 22 percent — still negative, but an improvement. And we see continued improvements ahead. In fact, we think that, within a few months, we could see our first positive numbers since April of 2008.
What’s driving this trend? Improvements in all of our markets. Notably, our clusters in Chicago, St, Louis, Indianapolis and Austin outperformed their markets in Q2. New York is building steam, and with significant ratings improvements we expect both New York and LA to improve in the coming months. Specific bright spots include Indy’s WIBC, which earned another Marconi Award, and Chicago’s WLUP and New York’s WRXP, which both are showing major ratings and revenue improvements.
***************************************************
One hopeful note on the horizon is that, as GM and Chrysler emerge from bankruptcy, we expect them to rely on advertising to position and push their respective brands. Other automakers, including Toyota, have already announced major marketing campaigns for later this year. Automotive is still a major category for all our business units and we expect this category to rebound in the months to come.
So, I guess my central message is this: Don’t let the small challenges distract you from our big mission. As a company, we continue to manage our debt, maintain compliance with our banks and reduce expenses. What we need you to do is continue to work hard, manage your budgets and look for ways to win.
The past year has been the most difficult I’ve experienced, but I do see better times ahead. Certainly, we can’t relax. We’ve got to keep fighting, innovating and surviving. But we are making gains. Not long ago, I said that together we could emerge from these difficult times ready for new opportunities. Now, thanks to your good work, I can say, together, we’re showing steady improvement toward that goal. Thank you.

[Emphasis Added]
     31. On January 8, 2010, the Company filed with the SEC its Form 10-Q reporting the Company’s financial results for quarter ended on November 30, 2009. The Company experienced a gain in operating income of $9 million, which is in stark contrast to 2008 operating loss of close to $200 million. Smuylan implored that “things continue to head in the right direction.”
     32. The performance of the Company and the communications industry, in general, were devastated by the general economic downturn, which began in October 2008. The communications industry, which is heavily reliant upon advertising as a source of revenue, was hit hard as many of their formerly able customers cut their advertising budgets in cost-savings moves as a result of the poor economic climate. As the economy recovers, the advertising budgets will expand and Emmis will experience its former success once again.
     33. Illustrative of that point, radio industry analysts have predicted a rise in profitability over the next few years. Investing in Radio Market Report, BK/Kelsey’s first edition of its quarterly publication, predicts an increase in industry revenues of 1.5% or $13.9 billion in 2010. Moreover, the report predicts the start of annual growth rate of 2-4% over the next few years. “While the poor economy held it down momentarily, radio is coming back to demonstrate that it is an important advertising vehicle, particularly in the local media markets,” said Mark R. Fratrik, Ph. D., Vice President, BIA/Kelsey.
Events Preceding To The Merger
     34. On April 7, 2010, Cumulus Media, Inc., (“Cumulus Media”) one of Emmis’ competitors, and the second largest radio broadcasting company in the United States, announced that it, along with Crestview Partners, was seeking a “strategic investment partnership that will seek to invest in premium radio broadcasting companies that present attractive opportunities for significant long-term capital appreciation.” Cumulus Media announced that it may spend over $1 billion acquiring such companies — an amount, which would be more than sufficient to acquire Emmis.
     35. On April 26, 2010, JS Acquisition and Alden, released a letter of intent indicating JS Acquisition would acquire all shares of Emmis Class A common stock at a purchase price of $2.40 in cash and an option to exchange preferred shares of the Company for newly-issued 12% subordinated notes due in 2017, which was conditional on the passing of amendments to the terms of the preferred stock. The release states in pertinent part:
INDIANAPOLIS, April 26 /PRNewswire/ — JS Acquisition, Inc. (“JS Acquisition”) and Alden Global Capital (“Alden”) today announced that they have entered into a Letter of Intent pursuant to which JS Acquisition intends to purchase all shares of Class A common stock of Emmis Communications Corporation (“Emmis”; Nasdaq: EMMS) (excluding shares owned by JS Acquisition, Mr. Jeffrey H. Smulyan and his affiliates) at a price per share of $2.40. The consideration offered for Emmis’ Class A common stock represents a 74% premium over the 30-trading day average closing price of the Class A Common Stock and a 118% premium over the 180-trading day average closing price of the Class A Common Stock. Alden Global Capital is a private asset management company with over $3 billion under management.
The Letter of Intent also contemplates an offer to exchange all of the outstanding shares of preferred stock of Emmis (the “Preferred Stock”) for newly-issued 12% senior subordinated notes due 2017 of Emmis (the “Debt”) with an aggregate principal amount equal to 60% of the aggregate liquidation preference (excluding accrued and unpaid dividends) of the Preferred Stock. The consideration offered for the Preferred Stock represents a 73% premium over the 30-trading day average closing price of the Preferred Stock and a 133% premium over the 180-trading day average closing price of the Preferred Stock. The exchange offer is expected to be exempt from registration under the Securities Act of 1933 pursuant to Section 3(a)(9). In connection with the exchange offer, exchanging holders will be required to consent to (i) eliminate Section 11 of Exhibit A to Emmis’ Articles of Incorporation (providing for a Going Private Redemption), (ii) provide for the automatic conversion of the Preferred Stock upon a merger into that amount of consideration that would be paid to holders of shares of the Class A Common Stock into which the Preferred Stock was convertible immediately prior to the merger, and (iii) eliminate the right of the holders of the Preferred Stock to nominate directors to Emmis’ board of directors. Alden, which currently holds 42% of the Preferred Stock, has agreed to consent to such amendments and exchange its Preferred Stock for Debt.
Upon completion of the Transactions, Mr. Smulyan will hold substantially all of a new class of voting common stock of Emmis and Mr. Smulyan and his affiliates will hold all of the outstanding common stock of JS Acquisition. JS Acquisition will own all of a new class of non-voting common stock of Emmis that will represent substantially all of the outstanding equity value of Emmis. Alden has agreed to purchase $80 million principal amount of Series A Convertible Redeemable PIK Preferred Stock of JS Acquisition and will receive nominally-priced warrants in connection therewith.
The completion of the Transactions is subject to certain conditions including (i) receipt of all required stockholder approval of the Transactions, (ii) the exchange of 66 2/3% of the Preferred Stock, (iii) the completion and effectiveness of the amendments to the terms of the Preferred Stock, (iv) the satisfaction of applicable regulatory requirements, (v) the Emmis board of directors waiving certain provisions of the Indiana Business Corporations Law and agreeing to submit any required merger directly to the Emmis stockholders for approval without the Board’s recommendation of the merger, (vi) the execution of definitive documentation, (vii) simultaneous completion of all parts of the Transactions and (vii) other customary conditions.
     36. On April 28, 2010, JS Acquisition sent a letter to the Individual Defendants, which briefed the Company on the circumstances surrounding the Letter of Intent and the Proposed Transaction. In addition to providing all of the pertinent information in the release — the letter to the Individual Defendants provided the additional requirements for the Board and a reminder of Smulyan’s unwillingness to allow an alternate bidder. The letter states in pertinent part:
In order to provide this opportunity to Emmis common shareholders, we will require the following from the Emmis board of directors (the “Board”) prior to our launch of our offer to purchase:
1. the Board approving the Transaction as contemplated by §§ 23-1-43-1 to 23-1-43-24 of the Ind. BCL prior to the contribution to JS Acquisition of any shares of Emmis stock by Mr. Smulyan and the purchase by JS Acquisition of shares tendered in the offer, the effectiveness of which is conditioned upon satisfaction of the Minimum Condition of the Common Stock Tender Offer and the Minimum Condition of the Preferred Stock Exchange Offer;
2. the Board authorizing Emmis to enter into a merger agreement providing for the Back-end Merger, adopting the plan of merger contemplated thereby and agreeing to utilize Ind. BCL § 23-1-40-3(b)(l) to submit such agreement and plan of merger directly to the Emmis common shareholders for approval without a Board recommendation, the effectiveness of such authorization, adoption and agreement being conditioned upon satisfaction of the Minimum Condition of the Common Stock Tender Offer and the Minimum Condition of the Preferred Stock Exchange Offer;
3. the Board causing the appointment of Mr. Heath Freeman, as designee of Alden, to serve as an additional director on the Board (Mr. Freeman’s bio is attached for your review);
4. the Board approving, promptly following such appointment, the exemption pursuant to Rule 16b-3 under the Exchange Act of the consideration to be delivered to Alden in respect of the Class A common stock and Preferred Stock owned by it in the Back-end Merger; and
5. the Board approving Emmis’ cooperation with all other documentation and filings necessary or appropriate to effectuate the Transaction subject to satisfaction of the Minimum Condition for the Common Stock Tender Offer, including, in particular, cooperation with launching the exchange offer and obtaining the necessary approvals of the Preferred Stock Amendments.
We look forward to working with the Board to provide Emmis common shareholders this exciting opportunity. Just as a reminder, Jeff Smulyan is not interested in any transaction involving the sale of his Class A or Class B common stock and will not support another transaction in his capacity as controlling common shareholder.

     37. On April 29, 2010, the Board of Directors of Emmis convened for a special meeting, where Defendant Smulyan described the Proposed Transaction and discussed the proposed establishment of an Independent Committee to consider the Proposed Transaction. Also present at the meeting were representatives from Taft Stettinius & Hollister LLP, co-counsel to JS Acquisition, whom later explained the duties of the Emmis Board of Directors under Indiana law. Defendants Bayh, Lund and Sorrell were appointed to the Independent Committee. The Board of Directors instructed the Independent Committee to consider the Proposed Transaction and negotiate on behalf of the Board and advised them to obtain legal counsel.
     38. On May 2, 2010, the Independent Committee convened and selected Davis Polk as its legal advisor and B&T as its Indiana counsel. The Independent Committee was reviewed once again for independence and advised by its counsel of its responsibility for full and complete consideration of the merger.
     39. On May 4, and May 5, 2010, the Independent Committee interviewed investment banks and entered into an agreement with Morgan Stanley to be its financial advisor for the Proposed Transaction.
     40. On May 11, 2010, Morgan Stanley met with Defendants Smulyan and Walsh, in their respective executive capacities, along with Emmis Senior Vice President Ryan A. Hornaday. Morgan Stanley discussed with the executives the financial performance of the Company, as well as projections through February 28, 2011 (“the 2011 Financials”). The 2011 Financials were limited to such a short period because the projections were not kept in the ordinary course of business and the executives questioned the reliability of such projections given the general state of the economy.

     41. Between May 13, 2010, and May 19, 2010, Morgan Stanley held several follow-up calls with Mr. Hornaday to discuss the financial performance of the Company and the 2011 Financials.
     42. On May 19, 2010, the Independent Committee convened and discussed with Davis Polk and B&T its fiduciary duties in connection with the proposal generally and, more specifically, evaluating whether “special circumstances” existed in order for them to be able to waive the shareholder vote — as would be permissible under the Special Circumstances Statute. The Committee considered whether the need to move expeditiously at the risk of Alden electing not to participate in the transaction, the limited covenant compliance cushion Emmis had under existing credit facilities and/or Smulyan’s public statements about not approving any alternative transaction taken individually or together would constitute special circumstances. The Committee concluded it would require further analysis in order to make such a determination.
     43. At the same meeting, representatives of Morgan Stanley reviewed with the Independent Committee the state of the media industry and the financial condition of Emmis. The Independent Committee and Morgan Stanley discussed Emmis’ ability to meet its financial covenants, particularly pointing to the time following August 31, 2011, when the existing financial covenants become more restrictive. Morgan Stanley stated that raising capital through an asset sale would be unlikely as several competitors were highly leveraged and would likely be unable to complete such a transaction. At the conclusion of the meeting, the Independent Committee determined that upon completion of its analysis and receipt of the fairness opinion of Morgan Stanley, it would be in the best interest of the shareholders to submit the proposal to the Board of Directors for a recommendation, rather than putting the proposal to a shareholder vote without a recommendation.

     44. On May 20, 2010, and May 21, 2010, following an exchange of drafts of the Merger Agreement, certain members of the Independent Committee discussed potential changes to the Merger Agreement with Davis Polk. The Independent Committee instructed Davis Polk to seek certain changes including a higher offer price per share.
     45. On May 24, 2010, JS Acquisition informed Davis Polk that it had considered the changes, most notably the increase in offer price, and stating that the acquisition had been fully priced and that it was unwilling to increase the offer for Emmis. JS Acquisition further informed Davis Polk that it was unwilling to modify any of the material conditions to the Proposed Transaction.
     46. On May 25, 2010, the Independent Committee convened with Morgan Stanley and its representatives. Davis Polk and B&T reviewed the fiduciary duties of the Independent Committee. Morgan Stanley discussed the financial analyses, which were undertaken, and stated its opinion that from a financial prospective the Proposed Transaction was fair to the shareholders of Emmis. The Independent Committee posed questions of its advisors. Finally, the Independent Committee unanimously determined that the Merger Agreement was fair to and in the best interest of Emmis and the stockholders.
     47. Following the meeting of the Independent Committee, the Board of Directors met and received the recommendation of the Independent Committee. After the Independent Committee’s recommendation, the Board of Directors unanimously determined that the Proposed Transaction was fair and advisable and to recommend that Emmis shareholders tender their shares and approve the Proposed Transaction (the “Tender Offer”). The Board also unanimously adopted various other resolutions in connection with the Proposed Transaction, including, among other things, the determinations required under the Merger Agreement with respect to the Indiana anti-takeover statutes. Finally, the Board approved an offer to exchange (the “Exchange Offer”) all of the outstanding preferred stock for new 12% PIK Senior Subordinated Notes due 2017 and authorized Emmis to submit the proposed amendments (the “Proposed Amendments”) to the terms of the existing preferred stock to shareholders without a recommendation from the Board of Directors.
     48. On May 25, 2010, Emmis, JS Acquisition and JS Parent entered into the Merger Agreement. Emmis issued a press release to announce the Merger Agreement which states in pertinent part:
Indianapolis, IN— May 25, 2010 — Emmis Communications Corporation (Nasdaq: EMMS) announced today that it has signed a definitive merger agreement which will result in Emmis being taken private by JS Acquisition, LLC, a company formed by its Chairman and CEO, Jeffrey H. Smulyan. The financing for the transaction will be provided by an affiliate of Alden Global Capital, a private asset management company with over $3 billion under management, pursuant to a definitive agreement with JS Acquisition that was signed last night.
The going private transaction will be effectuated through a cash tender offer for its Class A Common Stock at $2.40 per Share, an exchange offer of 12% Senior Subordinated Notes due 2017 for its Preferred Stock, amendments to its Articles affecting the Preferred Stock and a back-end merger.
The merger agreement, the tender offer, the exchange offer and the Preferred Stock amendments were unanimously approved today by the Board of Directors of Emmis. Approval of the tender offer and merger agreement were recommended by a Committee of Disinterested Directors of Emmis.
Under the terms of the merger agreement, JS Acquisition will commence a cash tender offer to acquire all of the outstanding shares of Class A Common Stock of Emmis for $2.40 per share. Any Class A Common Stock that is not tendered pursuant to the offer will be cashed out at $2.40 per share in the back-end merger. The all cash purchase price of $2.40 per share represents a 74% premium over the 30-trading day average closing price of the Class A Common Stock and a 118% premium over the 180-trading day average closing price of the Class A Common Stock as of

April 26, 2010, the date when Mr. Smulyan and Alden first announced their intention to pursue the transaction.
The completion of the tender offer will be subject to the condition that the number of shares validly tendered, when combined with the shares held by JS Acquisition and its investors, including Mr. Smulyan and Alden, represents at least a majority of the outstanding Class A Common Stock and Class B Common Stock. The completion of the tender offer is also subject to other conditions, including the completion and effectiveness of the amendments to the terms of the Preferred Stock described below, the Alden funding and other customary conditions.
The merger agreement also requires Emmis to commence an offer to exchange all of its outstanding Preferred Stock for newly-issued 12% Senior Subordinated Notes due 2017 of Emmis with an aggregate principal amount equal to 60% of the aggregate liquidation preference (excluding accrued and unpaid dividends) of the Preferred Stock. In connection with the exchange offer and as a condition to Emmis accepting shares tendered therein, exchanging holders will be required to consent to (i) eliminate the provisions of Emmis’ Articles of Incorporation providing for a redemption, at par plus accrued and unpaid dividends, in connection with a going private transaction, (ii) provide for the automatic conversion of any Preferred Stock not exchanged (other than Preferred Stock held by Alden, which will be converted into Notes) upon the merger into $5.86 (the amount of consideration that would be paid to holders of shares of Class A Common Stock into which the Preferred Stock was convertible immediately prior to the merger) and (iii) eliminate the right of holders of Preferred Stock to nominate directors to Emmis’ board of directors in certain circumstances. For the amendments to be effective they must receive the vote of holders of two-thirds of the outstanding Preferred Stock and more shares of Common Stock must be voted in favor of the Amendments than against. Alden, which currently holds 41.4% of the Preferred Stock, has agreed to vote in favor of such amendments and exchange its Preferred Stock for Notes. JS Acquisition and Alden have agreed to vote their shares of Common Stock in favor; therefore the Common Stock vote will be obtained.
     49. Presently, Smulyan has control over approximately 69.3% of the Company’s voting power by virtue of his ownership of Class A shares, complete ownership of all the Class B shares and through agreements with other shareholders, including Alden, to vote in accord with his interests

     50. On July 6, 2010, JS Acquisition issued a press release announcing that the Tender Offer of $2.40 per share of Class A Common Stock would be extended until 5:00 PM New York-time on August 3, 2010, in order to coordinate the closing with the Exchange Offer.
     51. The Proposed Transaction requires that 66.7% of the preferred shares vote in favor of the merger. This exercise, however, is essentially a fait accompli. Alden, Smuylan’s affiliate in the Transaction, controls 42% of Emmis’ preferred stock. Alden already has agreed to the terms of the Exchange Offer. Thus, less than 25% of the preferred stockholders would have to vote in favor of the Transaction for it to be approved.
     52. Despite Emmis’ rebounding stock price and the hope for a rebounding economy recreating the streams of revenue that the Company once enjoyed, the Individual Defendants have allowed for JS Acquisition to acquire Emmis at an extremely inopportune time for the Company’s shareholders and through a fallacy of a process and shareholder vote. Defendant Smuylan exercised considerable control by capping the acquisition price with public statements and were never challenged by the Independent Committee to a sufficient extent to negotiate additional terms in the interests of either the common or preferred stockholders of Emmis.
THE EMMIS PRELIMINARY PROXIES ARE FALSE AND MISLEADING
     53. In an attempt to secure shareholder support for the unfair Proposed Transaction, the Defendants issued the materially false and misleading Emmis Preliminary Proxies between late May and early July, and also issued the materially false and misleading TO Recommendation on June 2, 2010, and the amendments thereto on July 1, 2010, and July 7, 2010. Both the Emmis Preliminary Proxies and TO Recommendation, which recommends that Emmis shareholders vote in favor of the Proposed Transaction, omit and/or misrepresent material information about the unfair sales process for the Company, the unfair consideration offered in the Proposed Transaction, and the actual intrinsic value of the Company’s assets.

Specifically, the filings omit and/or misrepresent the material information set forth below in contravention of §§14(a) and 20(a) of the 1934 Act:
          (a) The Individual Defendants fail to properly disclose to the shareholders whether the necessity of the Proposed Amendments was utilized as a proper bargaining chip in the negotiation process by the Independent Committee,
          (b) The Individual Defendants fail to disclose why the Defendants, given the omission of their own recommendation because of certain conflicts, did not enlist a financial advisor to render an opinion on the Exchange Offer;
          (c) The Individual Defendants fail to disclose whether the Company conducted a market check to determine its value and, in the absence of a market check, why the Individual Defendants elected not to conduct a market check to help formulate a proper valuation of the Company. Furthermore, the Individual Defendants failed to disclose, in the absence of a market check, how the Company formulated its valuation of the Company or, in the event there was an undisclosed market check, how that market check was performed and the results of such a market check;
          (d) The Individual Defendants fail to disclose whether the Independent Committee or Morgan Stanley made any overtures to Cumulus Media, whom was not highly leveraged and just established a large capital base in hopes of making acquisitions in the communications sector; also, if Cumulus Media, was approached, why did the initial discussions fail to yield any results and was any asset sale part of the discussion;
          (e) The Individual Defendants fail to disclose whether any third party was actually considered or contacted after the initial discussions with Morgan Stanley or whether all third parties were eliminated based upon those discussions without any contact to check for interest;
          (f) The Individual Defendants fail to disclose whether Morgan Stanley has conducted any underwriting, investment banking, or financial services with the Company in the past, which may give rise to a relationship with Defendant Smuylan;
          (g) The Individual Defendants fail to disclose why the Independent Committee sought an increase in price per share, when Morgan Stanley had yet to complete its analysis of the Company, what the price the Independent Committee sought was and how the Independent Committee arrived at such a price, and why the Independent Committee recommended the Proposed Transaction to the Individual Defendants in spite of the belief that the Company was undervalued by the offer;
          (h) The Individual Defendants fail to properly disclose what the Independent Committee’s “certain areas of concern” were, which they had Davis Polk relay to the representatives of JS Acquisition;
          (i) The Individual Defendants fail to disclose whether the Independent Committee used the circumstances surrounding the merger — namely, Alden and JS Acquisition’s requirement of expeditious decision-making — as a bargaining chip in their negotiations;
          (j) The Individual Defendants fail to properly disclose whether management accounted for April and May 2010 in the Company’s 2011 financials nor do they disclose the reasoning behind the downturn in the 2011 financials, also the Individual Defendants fail to disclose whether Defendant Smuylan had any role in the preparation of the 2011 financials, which were updated following the announcement of the Proposed Transaction. Moreover, the

Individual Defendants fail to adequately disclose why the senior management of Emmis believed any numbers beyond February 28, 2011, would be unreliable and of little use to Morgan Stanley;
          (k) The Individual Defendants fail to disclose the customary 1-day closing price and premium calculations based on the offer price, which would have represented only a 4.3% premium for shareholders, and the reasoning behind the exclusion of the customary 1-day closing price and premium calculations;
          (l) The Individual Defendants fail to disclose why certain competitors were excluded from the comparable companies analysis;
          (m) The Individual Defendants fail to explain why they attempted to mislead investors by applying pricing multiples to Emmis’ EBITDA and adjusted Broadcast Cash Flow for 2010 — without explaining that the Company’s EBITDA margin were at their lowest since 1992 and, as a result, were not indicative of the true earning potential of Emmis;
          (n) The Individual Defendants fail to disclose the rationale behind the underlying methodologies, multiples, key inputs and projections that Morgan Stanley used in analyzing the Company’s financial data and rendering its fairness opinion;
          (o) The Individual Defendants fail to disclose any rationale for the absence of revenue-based pricing multiples in the comparable transactions analysis, which would allow shareholders to analyze other valuation metrics other than cash flow for similar transactions;
          (p) The Individual Defendants fail to disclose why at their initial meeting to discuss the Proposed Transaction, Defendant Smuylan’s counsel was instructing the Board of Directors on their fiduciary duties and why the Individual Defendants elected not to have in-house counsel or its own representatives present at such a meeting when discussing the Proposed Transaction; and

          (q) The Individual Defendants fail to adequately disclose why an asset sale and/or refinancing of its credit facility within the next 24 months remains an option for the Company as a private entity, but was an unlikely alternative for Emmis during the negotiation of the Proposed Transaction.
     54. The Individual Defendants were aware of their duty to disclose the foregoing material information in the Emmis Preliminary Proxies and TO Recommendation, and acted with, at minimum, gross negligence in failing to ensure that this material information was disclosed in the Emmis Preliminary Proxies and/or the TO Recommendation. Absent disclosure of this material information, shareholders are unable to make an informed decision whether to vote in favor of the Proposed Transaction, and are thus threatened with irreparable harm.
COUNT I
(Against Defendants for Violations of §14(a) of the 1934 Act
and Rule 14a-9 Promulgated Thereunder)
     55. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein. This Count is asserted against the Defendants.
     56. This claim, which is predicated upon Emmis’ and the Individual Defendants’ liability for violation of § 14(a), is brought on behalf of Plaintiff and the Class.
     57. Emmis and the Individual Defendants have solicited shareholder approval through means of a proxy statement, form of proxy, notice of meeting or other communication, which was false and/or misleading with respect to material information or which omitted to state material facts necessary to make the statement therein not false or misleading.
     58. By reason of the conduct alleged herein, these Defendants violated Section 14(a) of the 1934 Act.

COUNT II
(Against the Individual Defendants For Violation of §20(a) of the 1934 Act)
     59. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.
     60. This claim is brought against the Individual Defendants pursuant to §20 of the 1934 Act, on behalf of Plaintiff and the Class.
     61. Emmis is liable under § 14(a) and Rule 14a-9 promulgated thereunder with respect to its issued proxy statements.
     62. Each Individual Defendant was a control person of Emmis with respect to the proxy statements issued by Emmis by virtue of the individual’s position as senior executive officer and/or director of the Company.
     63. As a result, the Individual Defendants are liable under §20 of the 1934 Act as controlling persons.
PRAYER FOR RELIEF
     64. WHEREFORE, Plaintiff prays for relief and judgment as follows:
     a. Certifying this action as a class action on behalf of Emmis’ public shareholders;
     b. Declaring that the Defendants have violated § 14(e) of the 1934 Act;
     c. Preliminarily and permanently enjoining Defendants from closing the Proposed Transaction until all necessary corrective disclosures have been made and adequately disseminated to Emmis’ shareholders;
     d. Awarding compensatory damages (including but not limited to recessionary damages) in favor of plaintiff against all defendants, jointly and severally, for all damages sustained as a result of defendants’ wrongdoing, in an amount to be proven at trial, including interest thereon;
     e. Awarding plaintiff its reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and
     f. Such other and further relief as the Court may deem just and proper.
JURY DEMAND
     Plaintiff demands a trial by jury.
Dated: July 15, 2010

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP
By:	/s/ Daniel W. Krasner
Daniel W. Krasner (DK 6381)
Gustavo Bruckner (GB 7701) Scott J. Farrell (SF 5922) 270 Madison Avenue New York, NY 10016 Telephone: 212-545-4600 Facsimile: 212-545-4653

PLAINTIFF’S CERTIFICATION
     Richard Frank (“Plaintiff”) declares under penalty of perjury, as to the claims asserted under the federal securities laws, that:
     1. Plaintiff has reviewed the complaint and authorized the commencement of an action on Plaintiff’s behalf.
     2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiffs counsel or in order to participate in this private action.
     3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.
     4. Plaintiffs transactions in Emmis Communications Corp. securities during the Class Period specified in the Complaint are as follows:

Date	# of Shares Purchased	# of Shares Sold	Price

See Attached
     5. During the three years prior to the date of this Certificate, Plaintiff has not sought to serve or served as a representative party for a class in an action filed under the federal securities laws. [Or, Plaintiff has served as a class representative in the action(s) listed below:]
     6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiffs pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.
     I declare under penalty of perjury that the foregoing is true and correct. Executed this 8 day of July 2010.

/s/ Richard Frank
Richard Frank

Emmis Communications

	Date			Date
Name	Puchased	# Shares	Price	Sold	# Shares	Price

Richard Frank
Emmis Preferred	8/14/2009	1,000	$3.19
	8/17/2009	900	$3.01
	8/17/2009	100	$3.00
	8/17/2009	2,000	$3.00
	8/17/2009	1,000	$2.86
	8/19/2009	1,000	$2.72
	8/20/2009	1,000	$2.70
	11/19/2009	112	$15.01	11/2/2009	112	$16.90
Emmis Common	6/22/2009	3,800	$0.31
	6/22/2009	1,200	$0.31
	6/22/2009	5,000	$0.31
	9/21/2009 *	2,300	$0.80
	9/22/2009	5,000	$0.90
	3/22/2010	5,000	$1.04
	3/22/2010	5,000	$1.04
	3/22/2010	5,000	$1.04
	3/22/2010	10,000	$1.04
	3/22/2010	10,000	$1.04
	3/22/2010	7,968	$1.04
	3/22/2010	200	$1.04
	3/23/2010	6,375	$1.04
	4/8/2010	10,000	$1.21

*	Settlement Date